Exhibit 97.1

INCENTIVE-BASED COMPENSATION RECOUPMENT POLICY

1.	Purpose

The Board of Directors (the “Board”) of Nexxen International Ltd., a company organized under the laws of the State of Israel (the “Company”), has adopted this Incentive-Based Compensation Recoupment Policy (this “Policy”) to comply with Section 954 of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as codified by Section 10D of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and Listing Rule 5608 of the Nasdaq Stock Exchange (“Nasdaq”).  This Policy provides for the Company’s recoupment of Incentive-Based Compensation paid erroneously to Covered Executives in the event of a Restatement.  Certain capitalized terms are defined in Section 12.

2.	Administration

This Policy will be administered by the Compensation Committee of the Board (the “Committee”).  The Committee is authorized and directed to consult with the full Board or such other committee of the Board (such as the Audit Committee), as may be necessary or appropriate as to matters within the scope of such other committee’s responsibility and authority.

Subject to any limitation under applicable law, the Board or the Committee may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).

The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy.  This Policy will be interpreted in a manner that is consistent with the requirements of Section 10D of the U.S. Exchange Act, any applicable rules or standards adopted by the U.S. Securities and Exchange Commission (the “SEC”), and any applicable rules or standards adopted by Nasdaq or any other national securities exchange on which the Company’s securities are then listed.  Any determinations made by the Board will be final and binding on all affected individuals.

3.	Recoupment of Incentive-Based Compensation

In the event the Company is required to prepare a Restatement, the Board will require that the Covered Executive forfeit, promptly repay to the Company, or offset, on a pre-tax basis, the full amount of the excess of: (a) the amount of any Incentive-Based Compensation received by the Covered Executive that was calculated based on the erroneous data in the original financial statements that were subsequently restated over (b) the amount of such Incentive-Based Compensation to which the Covered Executive would have been entitled to receive based on the restated financial statements (such excess amount, the “Recoverable Incentive-Based Compensation”).

In the case of compensation based on ADR or share price or total shareholder return, the amount subject to recoupment will be based on a reasonable estimate of the effect of the Restatement on the Company’s ADR or share price or total shareholder return upon which the Incentive-Based Compensation was received.  If any performance-based restricted share units or other equity-based compensation is subject to recoupment, then the Recoverable Incentive-Based Compensation may be in the form of ADRs or shares of Company, the value of such ADRs/shares, based on the fair market value of such ADRs/shares on the settlement date or a combination of the foregoing, in the discretion of the Committee, taking into account any sales of shares by the Covered Executive.

Such recoupment will apply on a “no-fault” basis—that is, regardless of whether any misconduct occurred or a Covered Executive officer’s responsibility for the Restatement.  In addition, the Company’s obligation to recoup Recoverable Incentive-Based Compensation is not dependent on if or when restated financial statements are filed with the SEC.

To the extent that the Covered Executive has already reimbursed the Company for any Recoverable Incentive-Based Compensation received under any duplicative recovery obligations established by the Company or applicable law, including, without limitation, the Company’s Remuneration Policy for Directors and Executives, any such reimbursed amount will be credited to the amount of Recoverable Incentive-Based Compensation that is subject to recovery under this Policy.

4.	Recoupment Methods

Subject to Section 3, the Committee will determine, in its sole discretion, the timing and method or methods for recouping Recoverable Incentive-Based Compensation pursuant to this Policy.  The Committee will have no obligation to apply the same method of recoupment to each affected Covered Employee in connection with any Restatement.

Except as provided in Section 5, in no event may the Company accept an amount that is less than the amount of Recoverable Incentive-Based Compensation in satisfaction of the Covered Executive’s obligations under this Policy.  To the extent that a Covered Executive fails to repay all Recoverable Incentive-Based Compensation to the Company when due, the Company will take all actions reasonable and appropriate to recover such amounts.

5.	Exceptions to Recovery for Impracticability

The Committee will recover any Recoverable Incentive-Based Compensation unless such recovery would be impracticable, as determined in good faith by either the Committee or  a majority of the independent directors serving on the Board in accordance with Rule 10D-1 of the U.S. Exchange Act and applicable securities exchange rules.

Specifically, no recovery will be required pursuant to this Policy if:

(a) the direct expense paid to a third-party to assist in enforcing this Policy would exceed the amount of the Recoverable Incentive-Based Compensation and the Company (i) makes a reasonable attempt to recover the Recoverable Incentive-Based Compensation and (ii) documents such reasonable attempts, which documentation will be provided to Nasdaq or any other U.S. national securities exchange or association on which the Company’s securities are then listed;

(b) pursuing such recovery would violate Israeli law where such law was adopted prior to November 28, 2022 (“Israeli Law”), and the Company provides an opinion of Israeli counsel to that effect acceptable to Nasdaq or any other U.S. national securities exchange or association on which the Company’s securities are then listed; or

(c) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the U.S. Internal Revenue Code of 1986, as amended, and the regulations thereunder.

6.	Acknowledgment by Covered Executives and Notice

The Company will provide notice to, and seek acknowledgment of this Policy from, each Covered Executive, in substantially the form attached hereto as Exhibit A, provided that the failure to provide a notice or obtain an acknowledgment will not impact the Company’s ability to enforce or apply the Policy.

In addition, before the Company takes any action to seek recovery of Recoverable Incentive-Based Compensation pursuant to this Policy or any other action provided for hereunder against a Covered Executive, the Company will provide notice of such clawback or other action.  Notwithstanding anything to the contrary contained herein, the Company’s failure to provide notice to or receive acknowledgment from a Covered Executive will have no impact on the applicability or enforceability of this Policy against such Covered Executive.

7.	Other Recoupment Rights

Any rights or remedies under this Policy are in addition to, and not in lieu of, any other rights or remedies that the Company may have pursuant to the terms of any other policy of the Company (including, without limitation, the Company’s Remuneration Policy for Directors and Executives) or any provision in any compensatory plan or arrangement, employment agreement, equity award agreement, or similar plan, agreement or arrangement, and any other legal rights and remedies available to the Company, or any actions that may be imposed by any law enforcement agencies, regulators, administrative bodies, or other authorities.

8.	No Indemnification or Reimbursement of Covered Executives

Neither the Company nor any of its affiliates shall be permitted to (a) insure or indemnify any Covered Executive against the loss of any Recoverable Incentive-Based Compensation that is repaid, returned or recovered pursuant to the terms of this Policy, or any claims relating to the Company’s enforcement of its rights under this Policy, or (b) pay or reimburse any Covered Executive for premiums incurred or paid for any insurance policy to fund such Covered Executive’s potential recovery obligations.

9.	Amendment

The Board or the Committee may amend this Policy from time to time in its discretion, and will amend this Policy as it deems necessary to reflect the regulations adopted by the SEC under Section 10D of the U.S. Exchange Act and to comply with any rules or standards adopted by a national securities exchange on which the Company’s securities are then listed. Notwithstanding anything in this Section 9 to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any U.S. federal securities laws, Nasdaq rule or Israeli Law.  This Policy will terminate automatically when the Company does not have a class of securities listed on a national securities exchange or association in the United States.

10.	Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

11.	Effective Date

This Policy was adopted by the Company on October 13, 2023, and applies to Incentive-Based Compensation that is granted, earned, or vested by Covered Executives on or after October 2, 2023 (the “Effective Date”).

12.	Definitions

For purposes of this Policy:

(a)          “Covered Executive” means each individual who is or was identified by the Company as a member of the Company’s senior management pursuant to Item 6.A of Form 20-F, as well as each individual designated as the Company’s principal executive officer, principal financial officer or principal accounting officer (or, if there is no principal accounting officer, the controller) to the extent not listed in Item 6.A of Form 20F.  Subsequent changes in a Covered Executive’s employment status, including retirement or termination of employment (including after serving in an interim capacity), do not affect the Company’s rights to recover Incentive-Based Compensation pursuant to this Policy.  If the Company no longer qualifies as a foreign private issuer, then “Covered Executive” will mean a current or former executive officer as defined in Rule 10D-1(d) of the U.S. Exchange Act.

(b)          “Covered Period” means the three (3) completed fiscal years immediately preceding the Restatement Date.  The Covered Period also includes any transition period that results from a change in the Company’s fiscal year of less than nine (9) months within or immediately following such three (3) completed fiscal years.

(c)          A “financial reporting measure” means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, including, but not limited to, ADR/share price and total shareholder return (and any measures that are derived wholly or in part from ADR/share price or total shareholder return).  For the avoidance of doubt, (i) financial reporting measures include non-IFRS financial measures, as well other measures, metrics and ratios that are not non-IFRS measures, and (ii) financial reporting measures may or may not be included in a filing with the SEC, and may be presented outside the financial statements.

(d)          “IFRS” means the International Financial Reporting Standards, as issued by the International Accounting Standards Board.

(e)          “Incentive-Based Compensation” means any compensation that is granted, earned, or vested on or after the Effective Date based wholly or in part upon the attainment of a financial reporting measure based on or derived from financial information for any fiscal period ending on or after the Effective Date.  For the avoidance of doubt, examples of compensation that is not Incentive-Based Compensation include, but are not limited to: (i) salary (except to the extent that a Covered Executive receives a salary increase earned wholly or in part based on the attainment of a financial reporting measure performance goal, such a salary increase is Incentive-Based Compensation), (ii) bonuses paid solely at the discretion of the Board or the Compensation Committee of the Board that are not paid from a “bonus pool” that is determined by satisfying a financial reporting measure performance goal, (iii) bonuses awarded based solely on completion of a specified period of service, (iv) bonuses awarded based solely on subjective standards, strategic measures, or operational measures, or (v) equity awards for which the grant is not contingent upon achieving any financial reporting measure performance goal and vesting is contingent solely upon completion of a specified service period and/or attaining one or more nonfinancial reporting measures.

(f)          Incentive-Based Compensation will be deemed to have been “received” during the fiscal period during which the financial reporting measure specified in the compensation award is attained, even if the grant or payment of such Incentive-Based Compensation occurs after the end of such fiscal period.

(g)          “Restatement” means an accounting restatement of the Company’s financial statements due to the Company’s material non-compliance with any financial reporting requirement under the U.S. federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (often referred to as a “Big R” restatement), or that would result in a material misstatement if the correction of the error was recognized in the current period or left uncorrected in the current period (often referred to as a “little r” restatement).

(h)          “Restatement Date” means the earlier of: (i) the date the Board, a Board committee, or officer(s) authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that a Restatement is required, or (ii) the date a court, regulator, or other legally authorized body directs the Company to undertake a Restatement.  For purposes of clause (ii), the date of the initial court order or other regulatory agency action would be the measurement date for the Covered Period, but the application of this Policy would occur only after such order is final and non-appealable.